

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Via E-Mail
Allen Shayanfekr
Principal
Sharestates, LLC
11 Middle Neck Road, Suite 400A
Great Neck, NY 11021

>       **Re:    Sharestates I, LLC**
>            **Amendment No. 1 to Offering Statement on Form 1-A**
>            **Filed January 14, 2014**
>            **File No. 024-10373**

Dear Mr. Shayanfekr:

We have reviewed your offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.     We note your response to comment 8 of our letter dated January 6, 2014 and the revised disclosure on page 26 referring to the Corcoran analysis.  We also note the materials attached as Exhibit 15b.  We are continuing to review this information and may have further comment.

The Parent Company, page 32

2.     We have reviewed your response to comment 13.  We note on page 30 that you have projected rental proceeds in the event the property is not sold.  Please provide an estimated dollar amount for the fees to be paid for leasing of the property based on these projections. Please also revise to provide more detailed descriptions of each of the separate fees to be paid to the parent company.

Management, page 42

3.       We have reviewed your response to comment 14.  Please revise your disclosure to include language similar to your response that the principals will not devote all their time to this project.

Description of Units and Summary of the Operating Agreement, page 46

4.       We have reviewed your response to comments 15 and 16.  Please revise your disclosure to clarify that, with respect to the personal conduct and litigation repurchase rights, the units will be repurchased at their book value, which may be less than the investor's purchase price, if true.  Please also clarify that investors do not have the right to demand you repurchase the shares under any circumstances, if true.

Financial Statements

General

5.       We note your response to comment 19 and we reissue the portion of the comment related to revising your headings at the top of each financial statement page and on the heading to the first page of notes to thereto.  Please reflect in the heading that Sharestates I, LLC is a development stage company.  Additionally, revise the same headings to indicate that your financial statements and notes thereto are unaudited. Additionally, please apply this comment to the financial statements for Sharestates, LLC.

6.       Please remove the name Lipton & Associates LLP from each page of your financial statements as it may give the appearance that the financial statements were compiled by your independent accountants.

Report of Lipton & Associates LLP

7.       We note your response to comment 22 and are unable to see how the report was updated to indicate the development stage company status.  Please have your independent accountants provide a revised review report in an amended filing on Form 1-A which is updated to match the indication in your financial statements that your business is a development stage company.  Specifically, edit the reference to your entity in the first sentence of the report to read "Sharestates I, LLC, a development stage company".  Additionally, please apply this comment to the accountants' report for Sharestates, LLC.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in

Allen Shayanfekr
Sharestates I, LLC
January 30, 2014
Page 3

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel